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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File Number: 001-16391
                                                      CUSIP Number:
                                                                   -------------

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
             [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: SEPTEMBER 30, 2005
                 -------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form N-CSR
For the Transition Period Ended:
                                ---------------------

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

TASER INTERNATIONAL, INC.
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Full name of registrant
N/A
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Former name if applicable
17800 N. 85TH STREET
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Address of principal executive office (Street and number)
SCOTTSDALE, AZ 85255
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City, state and zip code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

      On November 14, 2005, TASER International, Inc. (the "Company") concluded that its financial statements at March 31, 2005 and June 30, 2005 and for the periods then ended, included in its Form 10-Qs for the periods ended March 31, 2005 and June 30, 2005, respectively, should no longer be relied upon due to an error in those financial statements which resulted from the incorrect accrual of legal and other professional fees for those periods. Beginning in the first quarter of 2005, the Company experienced a significant increase in outside legal and other professional expenses. The Company recently determined that its internal controls surrounding the recording of legal and professional fees in the appropriate accounting period were not operating effectively. Certain of the invoices relating to the work performed were not received by the Company's accounting department until after the Company had closed its books and reported its financial results for such periods due to delays on the part of third parties in delivering or communicating such invoices to the Company. As a result, certain invoices were recorded in the incorrect period. Correction of these errors will result in shifting of expenses among the first three quarters of 2005 with expenses expected to increase in the first quarter of 2005 and decrease in the second quarter of 2005 from the figures included in the previously filed Form 10-Qs. There will be a corresponding decrease/increase in net income for the first and second quarters resulting from the change in expenses. The restatement will have no impact on revenues for the periods.

      The Company also expects that the restatement will have the effect of decreasing its legal and professional fees for the third quarter of 2005. Total sales, general and administration expenses for the third quarter of 2005 are expected to decrease from the $7.0 million previously reported by the Company on October 26, 2005 to approximately $6.9 million. The year to date 2005 sales, general and administration expenses are expected to decrease from the $19.8 million previously reported on October 26, 2005 to approximately $19.7 million. The Company's net income for the third quarter of 2005 is expected to increase by approximately $60,000 from the number previously reported on October 26, 2005 to approximately $0.3 million. Net income for year to date 2005 is expected to increase from the $0.9 million previously reported on October 26, 2005 to approximately $1.0 million.

      Because of the substantial amount of time and effort required to complete the restatement of its financial statements as described above, the Company is unable to file its Form 10-Q for the period ended September 30, 2005 with the Commission by the prescribed filing date of November 14, 2005 without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Daniel M. Behrendt                      480                         991-0797
----------------------------    ----------------------------   ----------------------------
          (Name)                        (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No


Net sales decreased approximately 38% to $11.7 million for the third quarter of 2005 compared to $18.9 million for the third quarter of 2004, primarily due to decreased unit sales of the TASER X26 and ADVANCED TASER devices and decreased single cartridge sales. As a result of the decrease in net sales and its effect on other measures of the results of operations, net income decreased by $5.8 million to $0.3 million, or $0.01 per diluted share, for the third quarter of 2005 compared to $6.1 million, or $0.09 per diluted share, for the third quarter of 2004. The foregoing information is based on the financial statements expected to be included in the Form 10-Q for the period ended September 30, 2005.

                            TASER International Inc.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2005               By:   /s/ Daniel M. Behrendt
      --------------------------            ------------------------------------
                                            Name: Daniel M. Behrendt
                                            Title:Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).